UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 22)

Under the Securities Exchange Act of 1934

TARO PHARMACEUTICAL INDUSTRIES LTD.

(Name of Issuer)

ORDINARY SHARES, PAR VALUE NIS 0.0001 PER SHARE

(Title of Class of Securities)

M8737E108

(CUSIP Number)

Mr. Sudhir V. Valia, Acme Plaza, Andheri Kurla Road, Andheri (East), Mumbai 400 059, India

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

January 19, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUN PHARMACEUTICAL INDUSTRIES LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,497,933*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,497,933
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,497,933
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.3%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

*            Includes 3,770,833 Ordinary Shares acquired by Alkaloida Chemical Company Exclusive Group Ltd. (“Alkaloida”), an indirect subsidiary of Sun Pharmaceutical Industries Ltd. (“Sun”), on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007, in each case pursuant to the share purchase agreement dated May 18, 2007 (“Purchase Agreement”), between Alkaloida and the Issuer, which entitled Alkaloida to acquire a total of 7,500,000 Ordinary Shares; 58,000 Ordinary Shares acquired by Sun Pharma Global, Inc. (“Sun Pharma”), a direct wholly-owned subsidiary of Sun, on July 11, 2007 and 500 Ordinary Shares acquired by Sun Pharma on July 23, 2007, in each case in open market transactions; 3,000,000 Ordinary Shares acquired by Alkaloida on August 2, 2007, pursuant to Sun’s rights under the warrant, dated May 18, 2007, issued by the Issuer to Sun (the “Original Warrant”); 3,712,557 Ordinary Shares acquired by Alkaloida on February 19, 2008, from Brandes Investment Partners, L.P., for and on behalf of certain of its investment advisory clients (“Brandes”); and 797,870 Ordinary Shares acquired by Alkaloida on June 23, 2008, from Harel Insurance Company Limited (“Harel”).

This amount also includes 3,787,500 Ordinary Shares which Alkaloida acquired pursuant to a warrant issued to Sun by the Issuer on August 2, 2007 (“Warrant No. 2”), including (i) 3,712,500 Ordinary Shares issued to Alkaloida on September 24, 2010 and (ii) 75,000 Ordinary Shares issued to Alkaloida on September 27, 2010.

This amount also includes 29,382 Ordinary Shares which Alkaloida directly acquired on September 14, 2010, upon the closing of the initial offering period of the tender offer to purchase all of the outstanding Ordinary Shares, pursuant to the Tender Offer Statement on Schedule TO, filed on June 30, 2008, as amended.

This amount also includes an aggregate of 4,739,859 Ordinary Shares indirectly acquired by Sun pursuant to the letter agreement, dated as of September 20, 2010 (the “Letter Agreement”), among Sun, Alkaloida, Sun Pharmaceutical Industries Inc. (“Sun Michigan”), a Michigan corporation and a direct subsidiary of Sun, The Taro Development Corporation, a New York corporation (“TDC”), Dr. Barrie Levitt, Ms. Tal Levitt, Dr. Jacob Levitt, and Dr. Daniel Moros (such individuals, together with TDC, the “Grantors”).  Pursuant to the Letter Agreement: (i) Alkaloida directly acquired 2,405,925 Ordinary Shares from the Grantors, consummating an option granted by the Grantors to Alkaloida under an option agreement (the “Option Agreement”), dated May 18, 2007, among the Grantors and Sun (and subsequently assigned to Alkaloida), (ii) Alkaloida directly acquired an additional 12 Ordinary Shares from the Grantors, and (iii) upon the merger of a subsidiary of Sun Michigan with and into TDC on October 1, 2010, Sun Michigan indirectly acquired 2,333,922 Ordinary Shares, consummating an option granted by TDC to Alkaloida (and subsequently assigned to Sun Michigan) under the Option Agreement.  TDC directly owns 2,333,142 Ordinary Shares and indirectly owns 780 Ordinary Shares through Morley and Company, Inc., a New York corporation owned by TDC and Alkaloida.  In addition, in connection with the consummation of the transactions contemplated by the Option Agreement, Alkaloida acquired 2,600 Founders’ Shares, which control in the aggregate one-third of the voting power of the Issuer.

This amount also includes 5,159,765 Ordinary Shares acquired by Alkaloida on November 1, 2010 from Franklin Advisors, Inc. and Templeton Asset Management Ltd.

This amount also includes 712,500 Ordinary Shares acquired by Alkaloida on January 18, 2011 under the Purchase Agreement and 712,500 Ordinary Shares acquired by Alkaloida on January 18, 2011 pursuant to Warrant No. 2.

**           Based on 44,505,457 Ordinary Shares outstanding as of January 19, 2011 as reported by the Issuer in its Form 6-K filed on January 19, 2011.

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUN PHARMA GLOBAL INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,164,791*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 27,164,791
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,164,791
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.0%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

*            Includes 3,770,833 Ordinary Shares acquired by Alkaloida on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007, in each case pursuant to the Purchase Agreement; 58,000 Ordinary Shares acquired by Sun Pharma on July 11, 2007 and 500 Ordinary Shares acquired by Sun Pharma on July 23, 2007, in each case in open market transactions; 3,000,000 Ordinary Shares acquired by Alkaloida on August 2, 2007, pursuant to Sun’s rights under the Original Warrant; 3,712,557 Ordinary Shares acquired by Alkaloida on February 19, 2008, from Brandes; and 797,870 Ordinary Shares acquired by Alkaloida on June 23, 2008, from Harel.

This amount also includes 3,787,500 Ordinary Shares which Alkaloida acquired pursuant to Warrant No. 2, including (i) 3,712,500 Ordinary Shares issued to Alkaloida on September 24, 2010 and 75,000 Ordinary Shares issued to Alkaloida on September 27, 2010.

This amount also includes 29,382 Ordinary Shares which Alkaloida directly acquired on September 14, 2010, upon the closing of the initial offering period of the tender offer to purchase all of the outstanding Ordinary Shares, pursuant to the Tender Offer Statement on Schedule TO, filed on June 30, 2008, as amended.

This amount also includes an aggregate of 2,406,717 Ordinary Shares directly or indirectly acquired by Alkaloida pursuant to the Letter Agreement.  Pursuant to the Letter Agreement, Alkaloida (i) directly acquired 2,405,925 Ordinary Shares from the Grantors, consummating an option granted by the Grantors to Alkaloida under the Option Agreement, (ii) directly acquired an additional 12 Ordinary Shares from the Grantors, and (iii) indirectly acquired 780 Ordinary Shares through its acquisition of shares of Morley and Company, Inc., a New York corporation.  In addition, in connection with the consummation of the transactions contemplated by the Option Agreement, Alkaloida acquired 2,600 Founders’ Shares, which control in the aggregate one-third of the voting power of the Issuer.

This amount also includes 5,159,765 Ordinary Shares acquired by Alkaloida on November 1, 2010 from Franklin Advisors, Inc. and Templeton Asset Management Ltd.

This amount also includes 712,500 Ordinary Shares acquired by Alkaloida on January 18, 2011 under the Purchase Agreement and 712,500 Ordinary Shares acquired by Alkaloida on January 18, 2011 pursuant to Warrant No. 2.

**           Based on 44,505,457 Ordinary Shares outstanding as of January 19, 2011 as reported by the Issuer in its Form 6-K filed on January 19, 2011.

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 4 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of Hungary
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,106,291*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 27,106,291
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,106,291
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.9%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

*           Includes 3,770,833 Ordinary Shares acquired by Alkaloida on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007, in each case pursuant to the Purchase Agreement; 3,000,000 Ordinary Shares acquired by Alkaloida on August 2, 2007, pursuant to Sun’s rights under the Original Warrant; 3,712,557 Ordinary Shares acquired by Alkaloida on February 19, 2008, from Brandes; and 797,870 Ordinary Shares acquired by Alkaloida on June 23, 2008, from Harel.

This amount also includes 3,787,500 Ordinary Shares which Alkaloida acquired pursuant to Warrant No. 2, including (i) 3,712,500 Ordinary Shares issued to Alkaloida on September 24, 2010 and 75,000 Ordinary Shares issued to Alkaloida on September 27, 2010.

This amount also includes 29,382 Ordinary Shares which Alkaloida directly acquired on September 14, 2010, upon the closing of the initial offering period of the tender offer to purchase all of the outstanding Ordinary Shares, pursuant to the Tender Offer Statement on Schedule TO, filed on June 30, 2008, as amended.

This amount also includes an aggregate of 2,406,717 Ordinary Shares directly or indirectly acquired by Alkaloida pursuant to the Letter Agreement.  Pursuant to the Letter Agreement, Alkaloida (i) directly acquired 2,405,925 Ordinary Shares from the Grantors, consummating an option granted by the Grantors to Alkaloida under the Option Agreement, (ii) directly acquired an additional 12 Ordinary Shares from the Grantors, and (iii) indirectly acquired 780 Ordinary Shares through its acquisition of shares of Morley and Company, Inc., a New York corporation.  In addition, in connection with the consummation of the transactions contemplated by the Option Agreement, Alkaloida acquired 2,600 Founders’ Shares, which control in the aggregate one-third of the voting power of the Issuer.

This amount also includes 5,159,765 Ordinary Shares acquired by Alkaloida on November 1, 2010 from Franklin Advisors, Inc. and Templeton Asset Management Ltd.

This amount also includes 712,500 Ordinary Shares acquired by Alkaloida on January 18, 2011 under the Purchase Agreement and 712,500 Ordinary Shares acquired by Alkaloida on January 18, 2011 pursuant to Warrant No. 2.

**           Based on 44,505,457 Ordinary Shares outstanding as of January 19, 2011 as reported by the Issuer in its Form 6-K filed on January 19, 2011.

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 5 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUN PHARMACEUTICAL INDUSTRIES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,333,922*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,333,922
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,333,922
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

*           This amount includes 2,333,922 Ordinary Shares Sun Michigan acquired upon the merger of a subsidiary of Sun Michigan with and into TDC on October 1, 2010, pursuant to the Letter Agreement.  TDC directly owns 2,333,142 Ordinary Shares and indirectly owns 780 Ordinary Shares through Morley and Company, Inc., a New York corporation owned by TDC and Alkaloida (following the transactions consummated under the Letter Agreement).

**           Based on 44,505,457 Ordinary Shares outstanding as of January 19, 2011 as reported by the Issuer in its Form 6-K filed on January 19, 2011.

This Amendment No. 22 amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on July 3, 2007 (the “Original Schedule 13D”); the Amendment No. 1 to the Original Schedule 13D, filed on July 25, 2007 (the “Amendment No. 1”); the Amendment No. 2 to the Original Schedule 13D, filed on August 2, 2007 (the “Amendment No. 2”); the Amendment No. 3 to the Original Schedule 13D, filed on February 19, 2008 (the “Amendment No. 3”); the Amendment No. 4 to the Original Schedule 13D, filed on May 29, 2008 (the “Amendment No. 4”); the Amendment No. 5 to the Original Schedule 13D, filed on June 5, 2008 (the “Amendment No. 5”); the Amendment No. 6 to the Original Schedule 13D, filed on June 24, 2008 (the “Amendment No. 6”); the Amendment No. 7 to the Original Schedule 13D, filed on June 25, 2008 (the “Amendment No. 7”); the Amendment No. 8 to the Original Schedule 13D, filed on December 2, 2009 (the “Amendment No. 8”); the Amendment No. 9 to the Original Schedule 13D, filed on December 11, 2009 (the Amendment No. 9”); the Amendment No. 10 to the Original Schedule 13D, filed on December 14, 2009 (the “Amendment No. 10”); the Amendment No. 11 to the Original Schedule 13D, filed on December 15, 2009 (the “Amendment No. 11”); the Amendment No. 12 to the Original Schedule 13D, filed on December 17, 2009 (the “Amendment No. 12”); the Amendment No. 13 to the Original Schedule 13D, filed on December 21, 2009 (the “Amendment No. 13”); the Amendment No. 14 to the Original Schedule 13D, filed on December 22, 2009 (the “Amendment No. 14”); the Amendment No. 15 to the Original Schedule 13D, filed on December 24, 2009 (the “Amendment No. 15”); the Amendment No. 16 to the Original Schedule 13D, filed on December 31, 2009 (the “Amendment No. 16”); the Amendment No. 17 to the Original Schedule 13D, filed on January 11, 2010 (the “Amendment No. 17”); the Amendment No. 18 to the Original Schedule 13D, filed on September 10, 2010 (the “Amendment No. 18”); the Amendment No. 19 to the Original Schedule 13D, filed on September 24, 2010 (the “Amendment No. 19”); the Amendment No. 20 to the Original Schedule 13D, filed on October 5, 2010 (the “Amendment No. 20”); and the Amendment No. 21 to the Original Schedule 13D, filed on November 4, 2010 (the “Amendment No. 21”, together with the Original Schedule 13D, the Amendment No. 1, the Amendment No. 2, the Amendment No. 3, the Amendment No. 4, the Amendment No. 5, the Amendment No. 6, the Amendment No. 7, the Amendment No. 8, the Amendment No. 9, the Amendment No. 10, the Amendment No. 11, the Amendment No. 12, the Amendment No. 13, the Amendment No. 14, the Amendment No. 15, the Amendment No. 16, the Amendment No. 17, the Amendment No. 18, the Amendment No. 19, and the Amendment No. 20, the “Schedule 13D”), with respect to the Ordinary Shares, par value NIS .0001 per share (the “Ordinary Shares”), of Taro Pharmaceutical Industries Ltd., an Israeli corporation (the “Issuer”), whose principal executive offices are located at Italy House, Euro Park, Yakum 60972, Israel.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 3:

“The 1,425,000 Ordinary Shares beneficially owned by the Reporting Persons that were acquired by Alkaloida on January 18, 2011 as described in Item 5 below were acquired with available cash on hand.”

Item 5. Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by amending and restating the last paragraph of Item 5 in its entirety with the paragraphs below:

“Following the entry into the settlement agreement among Sun, Alkaloida and their affiliates and Templeton, the remaining 712,500 Ordinary Shares (representing 9.5% of the aggregate number of Ordinary Shares initially to have been issued) under the Purchase Agreement became eligible for issuance, as well as the remaining 712,500 Ordinary Shares under Warrant No. 2.

On January 18, 2011, Alkaloida purchased the remaining 712,500 Ordinary Shares available for purchase under the Purchase Agreement at $6.00 per share, for a total consideration of $4,275,000 in cash.

On January 18, 2011, Alkaloida elected to exercise the right, represented by Warrant No. 2, to purchase the remaining 712,500 Ordinary Shares at $6.00 per share, for a total consideration of $4,275,000 in cash.

Sun beneficially owns, in the aggregate, 29,497,933 Ordinary Shares of the Issuer.  In addition, Alkaloida owns 2,600 Founders’ Shares, which control in the aggregate one-third of the voting power of the Issuer.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

January 19, 2011	SUN PHARMACEUTICAL INDUSTRIES LTD.

/s/ Sudhir V. Valia
Signature

Mr. Sudhir V. Valia
Director
Name/Title

SUN PHARMA GLOBAL, INC.

/s/ Harin Mehta
Signature

Mr. Harin Mehta
Director
Name/Title

ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LIMITED.

/s/ Harin Mehta
Signature

Mr. Harin Mehta
Director
Name/Title

SUN PHARMACEUTICAL INDUSTRIES, INC.

/s/ Jitendra Doshi
Signature

Mr. Jitendra Doshi
Executive Director
Name/Title